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                                March 31, 2023

       Scott Sobie
       President, Chief Executive Officer
       Hammerhead Energy Inc.
       Suite 2700, 525-8th Avenue SW
       Calgary, Alberta, T2P 1G1

                                                        Re: Hammerhead Energy
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed March 16,
2023
                                                            File No. 333-270624

       Dear Scott Sobie:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. For each of the securities being registered for resale, please disclose here the price that the selling securityholders
paid for such securities.
   2. We note the warrants are out the money. Please disclose the exercise price of the warrants compared to the market
price of the underlying securities. In addition, please disclose the likelihood that warrant
holders will not exercise their warrants. Provide similar disclosure in the prospectus
summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock price. As applicable,
describe the impact on your liquidity and update the discussion on the ability of your
company to fund your operations on a prospective basis with your current cash on hand.
 Scott Sobie
FirstName  LastNameScott
Hammerhead    Energy Inc. Sobie
Comapany
March      NameHammerhead Energy Inc.
       31, 2023
March2 31, 2023 Page 2
Page
FirstName LastName
3. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Please highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.
Risk Factors
A significant portion of the Company's total outstanding shares may be sold into the market in the near future., page 41

4. We note your disclosure that sales of substantial amounts of your common shares by the selling securityholders (or the perception that such sales could occur) could harm the prevailing market price of your common shares. To illustrate the risk of the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common shares, disclose the purchase price of the securities being registered for resale. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their securities than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
102

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that the Riverstone Parties, a beneficial owners of over 80% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use. General

7. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that public securityholders acquired their shares and warrants. Please also disclose that while the selling securityholders may experience a positive rate of return based on the
 Scott Sobie
Hammerhead Energy Inc.
March 31, 2023
Page 3
      current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to any differences in the purchase prices and the current trading price. Please also disclose any potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
8. Please update your financial statements and related disclosures throughout your registration statement as required by Item 8.A.4 of Form 20-F. Please also update your executive compensation disclosures to include any compensation paid for the fiscal year ended December 31, 2022. Refer to Item 6.B of Form 20- F for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Karina Dorin, Staff
Attorney at 202-551-3763 with any questions.



                                                            Sincerely,
FirstName LastNameScott Sobie
                                                            Division of
Corporation Finance
Comapany NameHammerhead Energy Inc.
                                                            Office of Energy &
Transportation
March 31, 2023 Page 3
cc:       Ian Hazlett
FirstName LastName